77E     Legal Proceedings



The Total Return Fund is a plaintiff in litigation arising out of the Fund's purchase of Senior Secured Notes issued by the Osprey Trust and Osprey I, Inc., a wholly-owned subsidiary of the Osprey Trust (the "Notes"). The complaint alleges various claims under federal and state law arising out of alleged fraud in the offering of the Notes and seeks rescission, actual and punitive damages, costs and other remedies. The litigation was commenced on October 22, 2002 in the Superior Court of the State of California for the County of Orange. The Fund is one of multiple plaintiffs, including the Fund's investment adviser, and the principal defendants are Citigroup, Inc., Credit Suisse First Boston, Inc., Deutsche Banc Alex. Brown, The Bear Stearns Companies, Inc., and various affiliates of the foregoing.